Exhibit 23(h)(9)

THE COMMERCE FUNDS

P.O. Box 16931

St. Louis, MO 63105

State Street Bank and Trust Company

225 Franklin Street

Boston, MA 02110

Ladies and Gentlemen:

Pursuant to Article 10 of the Transfer Agency and Service Agreement by and between The Commerce Funds (the “Trust”) and State Street Bank and Trust Company dated December 1, 1994 (the “Agreement”), the Trust hereby requests that you provide services, as set forth in Article 1 of the Agreement, as transfer agent to each class of the Trust’s newly established Growth and Income Fund (the “Fund”) as of March 1, 1997.

The parties hereby agree that all terms and conditions of the Agreement shall apply to the Fund.

Sincerely,
THE COMMERCE FUNDS

By:	/s/ WARREN WEAVER
Name: Title:

Accepted and Agreed:

STATE STREET BANK AND TRUST COMPANY

By:	/s/ STEPHEN CESSO
Name: Stephen Cesso
Title: Vice President and Associate Counsel